Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

February 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lyn Shenk, Branch Chief

Re:	Cracker Barrel Old Country Store, Inc. (the “Company”)

 Form 10-K for Fiscal Year Ended August 1, 2014

 Filed on September 25, 2014

 File No. 001-25225

Dear Mr. Shenk:

We hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated February 10, 2015 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended August 1, 2014. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for Fiscal Year Ended August 1, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Income, page 47

1.	We note that you present a subtotal for gross profit on your consolidated statements of income and that this profit measure reflects revenues less the cost of food and retail merchandise sold, which you label as “Cost of goods sold.” We note that costs of goods sold does not reflect certain costs of goods and services such as labor, benefits, rent, depreciation, and amortization, among others. Please tell us the basis for your determination of the types of costs included in cost of goods sold and your consideration of S-X Rule 5-03.2, S-K Item 302, and SAB Topic 11.

Response:

In consideration of S-X Rule 5-03.2 we have included all costs of tangible goods sold including freight and retail shrinkage in the line item labeled “Cost of goods sold”. The Company does not consider labor, benefits, rent and depreciation to be components of cost of goods sold since these costs and expenses are not directly associated with or allocated to products sold. Labor and benefits are included in the line item labeled “Labor and other related expenses” and store depreciation and store rent are included in the line item labeled “Other store operating expenses”.

In consideration of S-K Item 302 and SAB Topic 11, the Company confirms that in future filings we will remove the gross profit subtotal and relabel the cost of goods sold line item as “Cost of goods sold (exclusive of depreciation and rent)”.

2.	Please quantify for us each of the components of other store operating expenses. If any of these amounts are individually material, present them in accordance with Rule 5-03(b)(3) of Regulation S-X.

Response:

The Company has provided to the Staff on a supplemental and confidential basis (and for which the Company has requested confidential treatment pursuant to Rule 83 of the General Rules and Regulations of the Commission) a copy of internal financial data reflecting the detail of the components of other store operating expenses, which is attached as Schedule A to the confidential treatment request provided herewith. The financial data attached to the confidential treatment request show that the nature of the expenses and the relationship of these expenses as a percentage of total revenue are consistent from year to year and these expenses do not contain any material unusual or non-recurring items. Accordingly, the Company does not believe that any of these expense items are individually material and the Company believes that other store operating expenses have been presented in accordance with Rule 5-03(b)(3) of Regulation S-X.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (615)-235-4432.

Sincerely,

/s/ Lawrence E. Hyatt
Lawrence E. Hyatt Chief Financial Officer

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